September 22, 2011

Via EDGAR and by E-Mail

Mr. Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re:	China Digital TV Holding Co., Ltd.
Annual Report on Form 20-F for
the Fiscal Year Ended December 31, 2010 (File No. 001-33692)

Dear Mr. Krikorian:

China Digital TV Holding Co., Ltd. (the “Company”) has received the comment letter (the “Comment Letter”), dated September 20, 2011, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”), which was filed with the SEC on May 12, 2011.  The Company wishes to thank you and the other members of the Staff for taking the time to review the Form 20-F and for providing us with your helpful comments.

The Company notes that the Staff has requested that the Company either (i) respond to the comments within 10 business days from the date of the Comment Letter or (ii) inform the Staff as to when the Company will provide a response to the comments.  The Company has carefully reviewed and considered the comments, and is in the process of preparing responses to these comments.  The Company will use its best efforts to submit a response within the requested 10 business day period.  However, the Company respectfully advises the Staff that it may not be able to submit its responses within that time frame, due to the amount of work that may be required in preparing the response and given the upcoming National Holiday period in China from October 1st through 7th.  The Company respectfully requests for an extension of the response period to October 18, 2011.  The Company would be grateful if the Staff could accommodate this request.

Mr. Stephen Krikorian	-2-

Thank you again for your time.  Please contact the undersigned (tel: +8610-6297-9780; fax: +8610-8289-9343; email: lzw@novel-supertv.com), or Mr. William Y. Chua of Sullivan & Cromwell LLP (tel: +852-2826-8632; fax: +852-2826-1773; email: chuaw@sullcrom.com), with any questions you may have.

Sincerely,

/s/ Zhenwen Liang
Zhenwen Liang
Chief Financial Officer

cc:	Ms. Melissa Walsh
(Securities and Exchange Commission)

Mr. Jianhua Zhu
(China Digital TV Holding Co., Ltd.)

Mr. William Y. Chua
(Sullivan & Cromwell LLP)

Mr. Juiling Shi
(Deloitte Touche Tohmatsu CPA Ltd.)